UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

TOR Minerals International, Inc.
(Name of Issuer)

Common Stock
(Title of Securities)

890878309
(CUSIP Number)

January 10. 2013
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 5 pages

CUSIP No.	890878309
1.	Name of Reporting Person. Mark A. Graber
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ⁭ (b) ⁭
3.	SEC Use Only
4.	Citizenship or Place of Organization:	United States
Number of Shares Bene- ficially by Owned by Each Reporting Person With:	5. Sole Voting Power 110,233(*)
6. Shared Voting Power 182,813(**)
7. Sole Dispositive Power 110,233(*)
8. Shared Dispositive Power 182,813(**)
9.	Aggregate Amount Beneficially owned by Each Reporting Person: 293,046
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ⁭
11.	Percent of Class Represented by Amount in Row (9): 9.9%.
12.	Type of Reporting Person (See Instructions): IN.

(*) The shares of common stock of the Issuer (the “Shares”) set forth in Items (5) and (7) include (i) 44,196 Shares directly owned by Mark Graber and (ii) 66,037 Shares issuable upon exercise of warrants.

(**) The Shares set forth in Items (6) and (8) include (i) 2,000 Shares owned by Mrs. Yolanda Graber, on whose behalf Mark Graber has voting control, and (ii) 180,813 Shares owned by X-L Investments, a Texas general partnership in which Mark Graber is a partner and has voting control.

Page 2 of 5 pages

CUSIP No.	890878309
1.	Name of Reporting Person. X-L Investments
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ⁭ (b) ⁭
3.	SEC Use Only
4.	Citizenship or Place of Organization:	United States
Number of Shares Bene- ficially by Owned by Each Reporting Person With:	5. Sole Voting Power 180,813
6. Shared Voting Power 0
7. Sole Dispositive Power 180,813
8. Shared Dispositive Power 0
9.	Aggregate Amount Beneficially owned by Each Reporting Person: 180,813
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ⁭
11.	Percent of Class Represented by Amount in Row (9): 6.1%.
12.	Type of Reporting Person (See Instructions): PN.

Page 3 of 5 pages

Item 1(a).  Name of Issuer:

The name of the issuer is TOR Minerals International, Inc. (“Issuer”).

Item 1(b).  Address of Issuer's Principal Executive Offices:

The Issuer’s principal executive offices are located at 722 Burleson Street, Corpus Christi, Texas 78402.

Item 2(a).  Name of Persons Filing:

Pursuant to Regulation 13D under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby files this Schedule 13G Statement.  Additionally, information is included herein with respect to Ms. Yolanda Graber, on whose behalf Mark Graber (“Mr. Graber”) has voting control, and X-L Investments, a Texas general partnership in which Mr. Graber is a partner and has voting control (“X-L Investments”). Mr. Graber and X-L Investments are sometimes hereinafter collectively referred to as the “Item 2 Persons.”  The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

Item 2(b).  Address of Principal Business Office or, if none, Residence:

The address of the principal business office or residence of each of the Item 2 Persons is 56 Oakwell Farms Parkway, San Antonio, Texas 78218.

Item 2(c).  Citizenship:

All of the natural persons listed in Item 2(a) are citizens of the United States of America.

Item 2(d).  Title of Class of Securities:

This Schedule 13G Statement relates to the Issuer’s common stock, $1.25 par value (the “Stock”).

Item 2(e).  CUSIP Number:

The CUSIP number of the Stock is 890878309.

Item 3.

Not Applicable.

Item 4.  Ownership

(a) – (b)

Mr. Graber is deemed, pursuant to Rule 13d-3 of the Act, to be the beneficial owner of 293,046 shares of Stock, which constitutes approximately 9.9% of the outstanding shares of the Stock.

X-L Investments is the owner of 180,813 shares of Stock, which constitutes 6.1% of the outstanding shares of the Stock.

(c)

Mr. Graber has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 110,233 shares of the Stock. Mr. Graber has shared power to vote or to direct the vote and to dispose or to direct the disposition of 182,813 shares of the Stock.

X-L Investments has the sole power to vote or direct the vote or to dispose or to direct the disposition of 180,813 shares of Stock.

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable.

Page 4 of 5 pages

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 10, 2013 (Date)	By: /s/ Mark Graber Name: Mark Graber
January 10, 2013 (Date)	X-L INVESTMENTS By: /s/ Mark Graber Name: Mark Graber Title: General Partner

Page 5 of 5 pages